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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Novel Denim Holdings Limited

(Name of Issuer)

Ordinary Shares, $1.00 par value

(Title of Class of Securities)

G6674P109

(Cusip Number)

Mario Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 445-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6674P109

1.	Name of Reporting Person: Novel Apparel (BVI) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. G6674P109

1.	Name of Reporting Person: Westleigh Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,550,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,550,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.7%

14.	Type of Reporting Person (See Instructions): CO

Item 4. Purpose of Transaction

Item 4 of Schedule 13D, filed on November 26, 2004, is hereby amended by adding thereto the information below.

     (a)-(b) On December 13, 2004, Novel Denim Holdings Limited, a British Virgin Islands international business company (“Novel Denim” or the “Company”), NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company (“NDHA”), Novel Apparel (BVI) Limited, a British Virgin Islands international business company and member of the Company (“Apparel”), and Novel Holdings (BVI) Limited, a British Virgin Islands international business company and beneficial owner of 80% of the outstanding shares of Apparel (“Holdings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for a merger whereby NDHA, a direct wholly-owned subsidiary of the Company, will be merged with and into the Company, with the Company being the surviving company in the merger (the “Merger”). Concurrently, and in connection therewith, the Company entered into a Voting Agreement (the “Voting Agreement”) with Kee Chung Chao, Apparel, and NDHA.

     At the effective time of and as a result of the Merger, the issued and outstanding ordinary shares of the Company, par value $1.00 per share (the “Ordinary Shares”), owned by Kee Chung Chao, a director and the Chief Executive Officer and President of the Company (who owns 505,000 Ordinary Shares, representing 6.3% of the issued and outstanding Ordinary Shares) and Apparel (which owns 4,550,000 Ordinary Shares, representing 56.7% of the issued and outstanding Ordinary Shares and which is indirectly wholly-owned by Kee Chung Chao and his family) would be converted into the right to receive ordinary shares of the surviving company. All other Ordinary Shares would be converted into the right to receive U.S.$1.20 per share in cash, without interest. Each outstanding option to acquire Ordinary Shares would be converted into the right to receive in cash an amount equal to the product of (a) the number of Ordinary Shares previously subject to such option and (b) the excess, if any, of U.S.$1.20 over the exercise price per Ordinary Share previously subject to such option, without interest.

     The parties have made customary representations, warranties and covenants in the Merger Agreement. Subject to the satisfaction or waiver of the conditions to the Merger, Apparel fully and unconditionally agreed to provide the Company such funds as may be necessary to pay the cash consideration to be paid to the holders of Ordinary Shares (other than Apparel and Kee Chung Chao). In connection with this guarantee, Holdings agreed to provide Apparel, its direct subsidiary, with up to U.S.$3,500,000 as needed by Apparel to meet its obligations under the Merger Agreement. Consummation of the Merger is subject to various customary conditions, including the approval by the members of the Company and NDHA and no legal impediment to the Merger. The Merger Agreement contains customary termination rights for the Company and NDHA.

     Pursuant to the Voting Agreement and subject to certain conditions specified therein, Apparel and Kee Chung Chao agreed to vote their Ordinary Shares of the Company (i) in favor of the approval and adoption of the Merger Agreement and the Merger, and (ii) against any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or NDHA under the Merger Agreement or which would result in any of the conditions to the Company’s or NDHA’s obligations under the Merger Agreement not being fulfilled.

     (c) N/A

     (d) Following the effective time of the Merger, the directors and officers of the Company shall be the directors and officers of the surviving company.

     (e) N/A

     (f) N/A

     (g) N/A

     (h)-(i) As a result of the Merger, Novel Denim will have fewer than 300 members of record, at which point it will be eligible to and intends to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended. Following the Merger, Novel Denim’s Ordinary Shares will no longer be listed on the NASDAQ SmallCap Market.

     (j) N/A

     The summaries of the Merger Agreement and the Voting Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D, filed on November 26, 2004, is hereby restated as follows.

     (a)-(b) The following table sets forth the aggregate number of shares of Novel Denim Ordinary Shares and the percentage of outstanding shares of Novel Denim Ordinary Shares beneficially owned by the Reporting Persons as of December 13, 2004, based on 8,027,809 outstanding shares of Novel Denim Ordinary Shares as of August 31, 2004 (as described in Novel Denim’s Annual Report on Form 20-F, filed September 30, 2004), indicating the number of shares of Novel Denim Ordinary Shares for which the Reporting Persons have sole or shared power to direct the vote or the disposition of such shares.

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
Novel Apparel (BVI) Limited(1)	4,550,000 (2)	56.7%	0	4,550,000	0	4,550,000
Westleigh Limited	4,550,000 (2)	56.7%	0	4,550,000	0	4,550,000
K.P. Chao	55,000	0.7%	55,000	0	55,000	0

(1)	Novel Holdings (BVI) Limited (“NHL”) owns 80% of the ordinary shares of Novel Apparel, with K.C. Chao, Novel Denim’s Chief Executive Officer and President, owning the remaining 20%. NHL is wholly-owned by Westleigh and is indirectly wholly owned by members of the Chao family (including Messrs. Silas Chou and Ronald Chao and Ms. Susana Chou).

(2)	Novel Apparel and Westleigh have shared voting power for the 4,550,000 Novel Denim Ordinary Shares.

     To the knowledge of the Reporting Persons, other than the 55,000 Novel Denim Ordinary Shares held by K.P. Chao, no Novel Denim Ordinary Shares are beneficially owned by the Novel Apparel Directors and Officers or the Westleigh Directors and Officers.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited.

Exhibit B	Voting Agreement, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Kee Chung Chao.

Exhibit C	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2004

Novel Apparel (BVI) Limited
By:	/s/ Mang Yin Ma
	Name:	Mang Yin Ma
	Title:	Director

Westleigh Limited
By:	/s/ Ronald Kee Young Chao
	Name:	Ronald Kee Young Chao
	Title:	Director

EXHIBIT INDEX

Exhibit A	Agreement and Plan of Merger, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Novel Holdings (BVI) Limited.

Exhibit B	Voting Agreement, dated as of December 13, 2004, among Novel Denim Holdings Limited, NDH Acquisition Limited, Novel Apparel (BVI) Limited and Kee Chung Chao.

Exhibit C	Joint Filing Agreement